July 24, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW, Stop 4-5
Washington, DC   20549
USA

ATTENTION:

Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	Teck Resources Limited
Form 40-F for Fiscal Year Ended December 31, 2013
Filed March 11, 2014
File No. 001-13184

Dear Sirs and/or Mesdames:

Thank you for your comment letter dated July 11, 2014 with respect to the above noted filings. Our responses to your comments are set out below.

FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2013

EXHIBIT 99.2 – CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 7

REVENUE RECOGNITION, PAGE 9

1.	SEC Comment

“Please expand your disclosure in future filings to specify when the risks and rewards of ownership generally pass to your customers for each of your major product categories (e.g. upon delivery to smelters/refiners, completion of the refining process, delivery to the customer’s location, loading onto common carriers, or delivery to a port or specified transfer point). In your response, please provide us a sample of your proposed future disclosure.”

Our Response

Revenue Recognition

As requested please see below our proposed future revenue recognition policy disclosure:

Sales of product, including by-product, are recognized in revenue when there is persuasive evidence that all of the following criteria have been met: the significant risks and rewards of ownership pass to the customer, neither continuing managerial involvement nor effective control remains over the goods sold, the selling price and costs to sell can be measured reliably, and it is probable that the economic benefits associated with the sale will flow to us. All of these criteria are generally met by the time the significant risks and rewards of ownership pass to the customer. Royalties related to production are recorded in cost of sales.

For sales of steelmaking coal and a majority of sales of metal concentrates, significant risks and rewards of ownership generally pass to the customer when the product is loaded onto a carrier specified by the customer. We generally retain title to these products until we receive the first contracted payment, solely to protect the collectability of the amounts due to us, which are typically received shortly after loading. A minority of metal concentrates sales are made on consignment. For these transactions, significant risks and rewards of ownership pass to the customer at the time the product is consumed in the customer’s processes.

For sales of refined metals, significant risks and rewards of ownership generally pass to the customer when the product is loaded onto a carrier specified by the customer. For these products loading generally coincides with the transfer of title.

Steelmaking coal is sold under spot, quarterly or annual pricing contracts, and pricing is final when product is delivered.

The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, the price is determined on a provisional basis at the date of sale and revenues are recorded at that time based on current market prices.

Adjustments are made to the sale price in subsequent periods based on movements in quoted market prices up to the date of final pricing. As a result, the value of our cathode and concentrate sales receivables changes as the underlying commodity market prices vary and this adjustment mechanism has the characteristics of a derivative. Accordingly, the fair value of the embedded derivative is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to other operating income (expense).

MINERAL PROPERTIES AND MINE DEVELOPMENT COSTS, PAGE 11

2.	SEC Comment

“We note you disclose “capitalized waste rock stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves of the respective component of the mine to which they relate.” Please clarify whether the component used in the depreciable base is limited to the component immediately-following the capitalized stripping activity, or whether the depreciable base includes some consideration for the future components that will become accessible beyond the immediately-following component. As part of your response, please tell us how you distinguish between the components that constitute a capitalizable production phase stripping activity versus components that serve as the depreciable base for previously-capitalized production phase stripping costs”

Our Response

Our components are identified as mining phases in our life of mine plans which are prepared by our mine engineers. Under our current mine production methodology, the stripping activity in a component of the mine generally only improves access to the reserves from the same component (which we believe you refer to as the “component immediately-following”). As a result, the capitalized stripping activity asset for each component is depreciated solely based on the reserves (depreciable base) expected to be mined from the same component, as opposed to the same component together with other components (which we believe you refer to as “future components”). Consequently, we have no components that serve as the depreciable base for previously-capitalized production phase stripping costs.

Should the nature of our mining activities change in a relevant manner, we will modify our policy disclosure as appropriate.

CLOSING COMMENTS

We acknowledge that:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are further questions in connection with the foregoing responses, you may contact John Gingell at (604) 699-4416 or John.Gingell@teck.com.

Sincerely,

/s/ Ronald A. Millos

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer